Eric Hess, Managing Counsel
Hess Legal Counsel, LLC

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

April 28, 2026

Re: Withdrawal of Offering Statement on Form 1-A/A (024-12682)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Frontieras North America, Inc. (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A/A (File No. 024-12682, Accession No. 0001062993-26-002151), together with all amendments and exhibits thereto (collectively, the "Offering Statement"). The Offering Statement relates to the public offering of Class C Common Stock (the "Securities").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because it was meant to be filed as a post-qualification amendment but was inadvertently filed as a pre-qualification amendment under Form 1-A/A.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact the undersigned at eric@hesslegalcounsel.com or 908-377-5587.

Sincerely,

/s/ Eric W. Hess

Eric W. Hess, Esq.
Hess Legal Counsel, LLC
Counsel for Frontieras North America, Inc

📞 908-377-5587	📧 eric@hesslegalcounsel.com	🔗 https://hesslegalcounsel.com